UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F   ☑ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes   ☐ No   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes   ☐ No   ☑

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Constellium N.V. (the “Company”), dated March 15, 2016, announcing its financial results for the fourth quarter and fiscal year ended December 31, 2015.

Attached hereto as Exhibit 99.2 is a copy of a presentation of the Company, dated March 15, 2016, summarizing its financial results for the fourth quarter and fiscal year ended December 31, 2015.

Exhibit Index

No.	Description

99.1	Press Release issued by Constellium N.V. on March 15, 2016.

99.2	Presentation posted by Constellium N.V. on March 15, 2016.

The information contained in this Form 6-K and its exhibits is not incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium N.V. with the Securities and Exchange Commission, unless expressly referenced therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V.
(Registrant)

March 15, 2016	By:	/s/ Didier Fontaine

	Name:	Didier Fontaine
	Title:	Chief Financial Officer